First Quarter 2007
Earnings Release & Supplemental Information





Fox Hall Apartments
White Marsh, Maryland



Townhomes of Beverly
Beverly, Massachusetts

Home Properties®

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FIRST QUARTER 2007
TABLE OF CONTENTS

OWNED COMMUNITY RESULTS

FIRST QUARTER 2007						1Q '07 versus 1Q '06				
						% Growth				
	# of Units	Date Acquired	1Q '07 Rent/Mo.	1Q '07 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '07 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,041	92.1%	94.0%	7.0%	13.0%	-4.5%	30.3%	
Canterbury Apartments	618	7/16/1999	$ 885	96.6%	95.1%	4.7%	7.3%	0.8%	12.0%	
Country Village	344	4/30/1998	$ 842	94.6%	95.4%	2.4%	8.0%	6.1%	9.6%	
Falcon Crest	396	7/16/1999	$ 947	93.1%	90.6%	4.3%	8.5%	7.8%	8.9%	
Fenland Field	234	8/1/2001	$ 1,070	93.2%	94.1%	3.4%	2.4%	-5.5%	9.3%	
Fox Hall Apartments	720	3/29/2007	$ 858	94.7%	n/a	n/a	n/a	n/a	n/a	
Gateway Village	132	7/16/1999	$ 1,219	97.7%	94.0%	3.3%	6.6%	-2.5%	11.8%	
Heritage Woods	164	10/4/2006	$ 928	98.4%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 825	94.9%	96.2%	2.8%	7.4%	5.0%	9.1%	
Morningside Heights	1,050	4/30/1998	$ 845	94.7%	95.0%	3.1%	6.1%	2.3%	8.8%	
Owings Run	504	7/16/1999	$ 1,123	96.2%	94.7%	7.7%	10.1%	14.1%	8.3%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,043	97.2%	95.0%	5.7%	8.0%	13.2%	4.8%	
Selford Townhomes	102	7/16/1999	$ 1,239	97.5%	90.2%	2.9%	9.5%	-1.9%	15.2%	
Shakespeare Park	84	7/16/1999	$ 840	98.0%	99.4%	3.5%	1.9%	3.1%	1.1%	
The Coves at Chesapeake	469	11/20/2006	$ 1,139	88.0%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 804	99.1%	99.6%	2.6%	3.1%	-0.2%	5.0%	
Top Field	156	10/4/2006	$ 1,052	96.7%	n/a	n/a	n/a	n/a	n/a	
Village Square Townhomes	370	7/16/1999	$ 1,104	96.7%	96.3%	3.4%	5.5%	-6.0%	11.1%	
Woodholme Manor	177	3/31/2001	$ 806	94.2%	94.4%	4.9%	3.1%	-3.1%	8.2%	
Total Baltimore Region	7,352		$ 970	94.5%	94.7%	4.6%	7.8%	1.4%	12.3%	17.1%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,403	94.2%	96.6%	3.4%	1.1%	-6.0%	8.2%	
Highland House	172	5/31/2006	$ 1,110	93.7%	n/a	n/a	n/a	n/a	n/a	
Liberty Place	107	6/6/2006	$ 1,386	96.3%	n/a	n/a	n/a	n/a	n/a	
Stone Ends	280	2/12/2003	$ 1,232	94.8%	97.3%	3.2%	-0.2%	-3.8%	2.3%	
The Heights at Marlborough	348	9/7/2006	$ 1,184	94.3%	n/a	n/a	n/a	n/a	n/a	
The Meadows at Marlborough	264	9/7/2006	$ 1,157	93.1%	n/a	n/a	n/a	n/a	n/a	
The Townhomes of Beverly	204	2/15/2007	$ 1,461	93.0%	n/a	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,136	93.4%	95.7%	2.0%	-0.8%	-1.2%	-0.5%	
Total Boston Region	2,347		$ 1,256	93.9%	96.6%	3.1%	0.4%	-4.8%	5.0%	6.3%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,027	95.5%	97.1%	9.5%	9.9%	-4.5%	26.1%	
Vinings at Hampton Village	168	7/7/2004	$ 1,116	96.0%	97.2%	10.2%	10.7%	8.3%	13.2%	
Total Florida Region	836		$ 1,045	95.6%	97.1%	9.6%	10.0%	-1.9%	23.2%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,203	93.5%	91.1%	1.1%	2.4%	-5.8%	15.3%	
Cornwall Park	75	7/17/1996	$ 1,569	93.0%	88.6%	-1.5%	6.0%	-8.4%	26.7%	
Lakeshore Villas	152	7/17/1996	$ 1,029	97.6%	93.0%	-3.2%	0.6%	-12.0%	21.2%	
Patricia	100	7/7/1998	$ 1,389	97.9%	90.7%	2.2%	10.7%	-11.9%	58.1%	
Sherwood Consolidation	224	10/11/2002	$ 1,212	96.0%	95.2%	4.4%	4.4%	-1.8%	15.2%	
Sunset Gardens	217	7/17/1996	$ 897	98.9%	96.9%	-2.4%	2.4%	-9.9%	19.0%	
Total Hudson Valley Region	908		$ 1,154	96.3%	93.2%	0.4%	4.0%	-7.5%	22.8%	2.0%
Illinois Region										
Blackhawk	371	10/20/2000	$ 852	95.3%	93.7%	2.3%	7.7%	-3.2%	24.6%	
Courtyards Village	224	8/29/2001	$ 780	97.7%	95.8%	2.1%	16.7%	-9.5%	59.9%	
Cypress Place	192	12/27/2000	$ 907	98.4%	96.0%	1.6%	5.0%	6.3%	3.4%	
The Colony	783	9/1/1999	$ 831	97.1%	97.5%	3.7%	4.0%	4.9%	3.0%	
The New Colonies	672	6/23/1998	$ 698	98.4%	92.8%	0.1%	11.3%	-6.0%	30.7%	
Total Illinois Region	2,242		$ 796	97.3%	95.3%	2.1%	7.9%	-0.9%	18.4%	4.1%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2007						1Q '07 versus 1Q '06 % Growth				
	# of Units	Date Acquired	1Q '07 Rent/Mo.	1Q '07 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '07 % Co. NOI
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,195	92.8%	94.5%	2.0%	1.1%	-6.2%	9.5%	
Cambridge Village	82	3/1/2002	$ 1,583	94.5%	93.8%	4.6%	5.0%	-6.7%	17.8%	
Coventry Village	94	7/31/1998	$ 1,373	95.4%	95.5%	1.3%	-0.1%	4.9%	-6.3%	
Devonshire Hills	297	7/16/2001	$ 1,717	95.5%	95.5%	1.4%	-0.6%	-2.9%	0.7%	
East Winds	96	11/1/2000	$ 1,170	91.3%	96.3%	3.2%	-2.6%	5.5%	-9.5%	
Hawthorne Court	434	4/4/2002	$ 1,359	93.6%	93.0%	-0.1%	1.3%	0.9%	1.8%	
Heritage Square	80	4/4/2002	$ 1,563	96.2%	98.8%	4.6%	1.5%	13.5%	-8.2%	
Holiday Square	144	5/31/2002	$ 1,123	97.4%	95.1%	4.7%	6.3%	-1.3%	12.4%	
Lake Grove Apartments	368	2/3/1997	$ 1,379	95.5%	94.2%	-0.2%	2.6%	3.5%	1.9%	
Maple Tree	84	11/1/2000	$ 1,162	94.5%	96.5%	0.9%	-2.3%	13.2%	-16.6%	
Mid- Island Estates	232	7/1/1997	$ 1,283	94.3%	91.5%	3.2%	4.9%	6.0%	3.7%	
Rider Terrace	24	11/1/2000	$ 1,240	96.8%	98.1%	0.9%	-7.0%	6.0%	-17.7%	
Sayville Commons	342	7/15/2005	$ 1,447	96.6%	98.2%	5.9%	4.5%	6.6%	3.2%	
South Bay Manor	61	9/11/2000	$ 1,548	94.1%	89.3%	1.3%	6.2%	7.9%	4.6%	
Southern Meadows	452	6/29/2001	$ 1,344	93.3%	96.1%	-0.1%	-2.7%	8.4%	-11.3%	
Stratford Greens	359	3/1/2002	$ 1,390	95.4%	95.0%	-1.3%	0.3%	6.0%	-4.2%	
Terry Apartments	65	11/1/2000	$ 1,171	90.5%	98.2%	3.2%	-3.0%	13.3%	-18.5%	
Westwood Village Apts	242	3/1/2002	$ 2,183	96.2%	95.6%	2.4%	5.4%	0.0%	9.8%	
Woodmont Village Apts	96	3/1/2002	$ 1,296	94.0%	95.3%	2.2%	3.1%	0.2%	5.3%	
Yorkshire Village Apts	40	3/1/2002	$ 1,593	99.0%	99.5%	2.7%	3.3%	0.1%	7.1%	
Total Long Island Region	3,752		$ 1,431	94.9%	95.1%	1.6%	1.6%	3.3%	0.3%	12.5%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,119	97.8%	n/a	n/a	n/a	n/a	n/a	
Mill Co. Gardens	95	7/7/1998	$ 768	94.6%	92.4%	2.8%	4.5%	2.6%	6.4%	
Redbank Village	500	7/7/1998	$ 816	93.7%	94.5%	2.9%	2.9%	17.1%	-6.4%	
Total Maine Region	715		$ 860	94.7%	94.1%	2.9%	3.2%	14.4%	-4.7%	1.5%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 903	96.1%	96.5%	9.8%	12.5%	28.7%	-1.0%	
Chatham Hill Apartments	308	1/30/2004	$ 1,609	93.1%	97.0%	3.6%	4.7%	2.1%	6.2%	
East Hill Gardens	33	7/7/1998	$ 1,486	96.1%	100.0%	5.2%	3.6%	21.9%	-8.2%	
Hackensack Gardens	198	3/1/2005	$ 914	97.9%	98.6%	8.6%	9.8%	-5.3%	39.8%	
Jacob Ford Village	270	2/15/2007	$ 1,050	90.1%	n/a	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,286	96.2%	98.9%	5.2%	2.8%	-6.3%	14.4%	
Northwood Apartments	134	1/30/2004	$ 1,233	93.7%	96.5%	5.0%	0.7%	7.9%	-8.0%	
Oak Manor	77	7/7/1998	$ 1,727	97.9%	97.9%	1.6%	11.3%	-8.6%	30.6%	
Pleasant View	1,142	7/7/1998	$ 1,099	95.1%	95.9%	6.5%	6.8%	-6.1%	20.9%	
Pleasure Bay	270	7/7/1998	$ 1,065	93.8%	92.9%	2.5%	12.1%	-5.8%	37.4%	
Regency Club	372	9/24/2004	$ 1,114	94.7%	92.5%	2.0%	6.7%	6.0%	7.3%	
Royal Gardens Apartments	550	5/28/1997	$ 1,171	91.3%	96.0%	7.0%	2.6%	-7.2%	14.5%	
Wayne Village	275	7/7/1998	$ 1,312	95.9%	97.4%	4.5%	3.2%	1.4%	4.8%	
Windsor Realty	67	7/7/1998	$ 1,140	97.0%	96.2%	1.1%	12.9%	-6.0%	40.1%	
Total New Jersey Region	3,950		$ 1,177	94.5%	96.0%	5.2%	6.1%	-2.1%	14.7%	10.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 839	97.7%	94.0%	1.6%	15.3%	-14.2%	70.6%	
Castle Club	158	3/15/2000	$ 928	94.9%	96.9%	1.0%	5.4%	-9.0%	24.3%	
Chesterfield	247	9/23/1997	$ 912	93.3%	96.8%	2.7%	8.6%	-0.9%	20.0%	
Curren Terrace	318	9/23/1997	$ 905	94.0%	94.2%	0.1%	7.8%	1.3%	15.8%	
Executive House	100	9/23/1997	$ 919	95.8%	92.8%	-3.2%	7.0%	-2.7%	21.2%	
Glen Brook	174	7/28/1999	$ 807	93.9%	94.0%	0.7%	9.7%	-0.9%	34.5%	
Glen Manor	174	9/23/1997	$ 773	98.1%	92.3%	2.3%	14.1%	-2.5%	39.6%	
Golf Club	399	3/15/2000	$ 1,007	93.7%	92.9%	0.2%	10.6%	0.7%	19.9%	
Hill Brook Place	274	7/28/1999	$ 875	95.8%	95.3%	1.4%	10.4%	2.5%	21.0%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,040	93.3%	92.6%	0.2%	5.7%	-0.4%	11.4%	
Home Properties of Devon	631	3/15/2000	$ 1,080	96.5%	92.7%	0.7%	9.1%	-5.3%	24.0%	
Home Properties of Newark	432	7/16/1999	$ 850	94.9%	95.0%	-0.3%	6.0%	11.1%	1.9%	
New Orleans Park	442	7/28/1999	$ 837	94.9%	94.8%	4.1%	13.4%	-3.4%	40.8%	
Racquet Club	466	7/7/1998	$ 1,015	94.4%	93.9%	-0.1%	8.7%	-4.1%	21.1%	
Racquet Club South	103	5/27/1999	$ 871	94.4%	95.2%	-0.3%	7.0%	-4.5%	23.2%	
Ridley Brook	244	7/28/1999	$ 879	96.2%	97.2%	2.3%	8.8%	-1.3%	22.1%	
Sherry Lake	298	7/23/1998	$ 1,154	93.3%	93.8%	0.4%	6.7%	4.8%	8.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,037	99.2%	97.0%	4.5%	4.9%	2.3%	6.5%	
The Landings	384	11/25/1996	$ 948	96.3%	92.9%	-1.2%	11.6%	-13.6%	43.1%	
Trexler Park	249	3/15/2000	$ 1,030	88.3%	85.8%	-2.3%	1.2%	-5.5%	9.9%	
Trexler Park West	96	Under Construction	$ 1,227	79.8%	n/a	n/a	n/a	n/a	n/a	
Valley View	177	9/23/1997	$ 830	86.1%	92.6%	0.7%	5.9%	2.3%	11.8%	
Village Square	128	9/23/1997	$ 924	97.2%	91.4%	2.9%	10.5%	-1.5%	23.0%	
William Henry	363	3/15/2000	$ 1,059	94.6%	92.5%	-3.5%	8.4%	8.9%	8.0%	
Total Philadelphia Region	6,479		$ 958	94.3%	93.6%	0.4%	8.6%	-1.6%	19.9%	15.3%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2007	# of Units	Date Acquired	1Q '07 Rent/Mo.	1Q '07 Occup.	Year Ago Occup.	1Q '07 versus 1Q '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '07 % Co. NOI
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,206	96.0%	96.6%	0.7%	7.9%	-0.2%	13.9%	
Brittany Place	591	8/22/2002	$ 1,086	90.1%	95.2%	2.9%	-2.2%	-5.7%	1.8%	
Cider Mill	864	9/27/2002	$ 1,060	91.9%	95.2%	1.8%	4.3%	-6.9%	13.8%	
Cinnamon Run	511	12/28/2005	$ 1,125	96.1%	93.7%	2.6%	5.3%	-13.0%	13.8%	
East Meadow	150	8/1/2000	$ 1,297	97.3%	96.0%	6.2%	16.5%	-3.3%	31.7%	
Elmwood Terrace	504	6/30/2000	$ 865	92.1%	91.1%	3.6%	4.1%	6.5%	1.7%	
Falkland Chase	450	9/10/2003	$ 1,263	94.8%	95.3%	5.8%	4.9%	2.6%	6.1%	
Mount Vernon Square	1,387	12/27/2006	$ 1,108	93.9%	n/a	n/a	n/a	n/a	n/a	
Orleans Village	851	11/16/2000	$ 1,274	90.7%	96.0%	3.9%	3.2%	3.5%	3.0%	
Park Shirlington	294	3/16/1998	$ 1,193	94.7%	96.4%	1.8%	5.8%	-0.1%	10.5%	
Peppertree Farm	881	12/28/2005	$ 1,101	89.8%	88.1%	1.1%	11.1%	-14.8%	34.5%	
Seminary Hill	296	7/1/1999	$ 1,190	90.6%	94.0%	1.3%	4.8%	-10.7%	25.5%	
Seminary Towers	539	7/1/1999	$ 1,233	94.0%	93.3%	2.1%	10.3%	3.2%	16.5%	
Tamarron Apartments	132	7/16/1999	$ 1,378	94.5%	94.7%	6.9%	7.3%	10.4%	5.6%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,240	92.5%	98.4%	6.1%	-2.2%	11.0%	-7.4%	
The Manor - MD	435	8/31/2001	$ 1,113	93.6%	93.3%	-0.5%	3.7%	3.2%	4.1%	
The Manor - VA	198	2/19/1999	$ 979	91.5%	96.2%	-0.4%	0.8%	-6.1%	7.3%	
The Sycamores	185	12/16/2002	$ 1,331	96.3%	96.7%	7.0%	7.7%	3.5%	9.8%	
Virginia Village	344	5/31/2001	$ 1,214	94.5%	95.7%	1.4%	8.3%	2.3%	14.4%	
West Springfield	244	11/18/2002	$ 1,360	96.4%	95.3%	4.7%	4.9%	3.5%	5.6%	
Woodleaf Apartments	228	3/19/2004	$ 1,083	93.2%	94.4%	7.2%	7.4%	11.3%	5.3%	
Total Washington DC Region	9,579		$ 1,148	93.0%	94.3%	2.9%	5.4%	-1.9%	11.1%	29.1%
TOTAL OWNED PORTFOLIO	**38,160**		**$ 1,092**	**94.3%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**33,683**		**$ 1,088**	**94.4%**	**94.7%**	**2.8%**	**5.8%**	**-0.8%**	**11.7%**	

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
First Quarter 2007 vs. Fourth Quarter 2006

Region	% Units	1Q '07	4Q '06	Variance
New Jersey, Long Island, Hudson Valley	24.8%	94.9%	94.9%	0.0%
Washington	24.3%	93.0%	93.5%	-0.5%
Philadelphia	19.0%	94.3%	94.5%	-0.2%
Baltimore	17.3%	94.5%	93.8%	0.7%
Chicago	6.7%	97.3%	96.1%	1.2%
Boston	3.7%	93.9%	95.0%	-1.1%
Florida	2.5%	95.6%	94.3%	1.3%
Other	1.7%	94.7%	93.1%	1.6%
Total Core	100.0%	94.4%	94.3%	0.1%

Year over Year Comparison
First Quarter 2007 vs. First Quarter 2006

Region	% Units	1Q '07	1Q '06	Variance
New Jersey, Long Island, Hudson Valley	24.8%	94.9%	95.3%	-0.4%
Washington	24.3%	93.0%	94.3%	-1.3%
Philadelphia	19.0%	94.3%	93.6%	0.7%
Baltimore	17.3%	94.5%	94.7%	-0.2%
Chicago	6.7%	97.3%	95.3%	2.0%
Boston	3.7%	93.9%	96.6%	-2.7%
Florida	2.5%	95.6%	97.1%	-1.5%
Other	1.7%	94.7%	94.1%	0.6%
Total Core	100.0%	94.4%	94.7%	-0.3%

March vs. Quarter Comparison

Region	% Units	Mar '07	1Q '07	Variance
New Jersey, Long Island, Hudson Valley	24.8%	95.0%	94.9%	0.1%
Washington	24.3%	93.4%	93.0%	0.4%
Philadelphia	19.0%	95.1%	94.3%	0.8%
Baltimore	17.3%	95.4%	94.5%	0.9%
Chicago	6.7%	97.7%	97.3%	0.4%
Boston	3.7%	94.4%	93.9%	0.5%
Florida	2.5%	97.3%	95.6%	1.7%
Other	1.7%	94.5%	94.7%	-0.2%
Total Core	100.0%	94.8%	94.4%	0.4%

Net Operating Results - Core Properties

Sequential Results
First Quarter 2007 vs. Fourth Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.8%	1.8%	8.9%	-3.2%
Washington	24.3%	2.3%	0.9%	3.1%
Philadelphia	19.0%	3.9%	11.2%	-1.3%
Baltimore	17.3%	3.0%	11.5%	-1.1%
Chicago	6.7%	4.6%	-0.6%	9.6%
Boston	3.7%	-0.4%	10.4%	-6.9%
Florida	2.5%	2.1%	12.5%	-4.7%
Other	1.7%	2.5%	8.8%	-1.5%
Total Core	100.0%	2.5%	7.2%	-0.5%

Year Over Year Results
First Quarter 2007 vs. First Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.8%	3.7%	-0.3%	7.4%
Washington	24.3%	5.4%	-1.9%	11.1%
Philadelphia	19.0%	8.6%	-1.6%	19.9%
Baltimore	17.3%	7.8%	1.4%	12.3%
Chicago	6.7%	7.9%	-0.9%	18.4%
Boston	3.7%	0.4%	-4.8%	5.0%
Florida	2.5%	10.0%	-1.9%	23.2%
Other	1.7%	3.2%	14.4%	-4.7%
Total Core	100.0%	5.8%	-0.8%	11.7%

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	1Q '07	4Q '06	3Q '06	2Q '06	1Q '06	Year '06	Year '05	Year '04
Home purchase	**16.70%**	18.60%	19.10%	18.70%	17.60%	18.50%	19.40%	19.50%
Eviction/skip	**16.70%**	17.00%	12.60%	12.30%	14.70%	14.20%	13.10%	12.30%
Employment related	**15.20%**	14.60%	15.70%	15.70%	16.40%	15.60%	15.60%	15.50%
Location convenience/ apartment size	**13.80%**	12.70%	13.60%	11.70%	11.50%	12.40%	12.80%	12.30%
Rent Level	**8.60%**	8.40%	7.20%	8.70%	9.10%	8.40%	9.20%	9.60%
Transfer w/in HP	**8.50%**	8.10%	7.80%	8.20%	8.80%	8.20%	9.10%	9.50%

Traffic - Core / **Turnover - Core**

Region	Traffic 1Q '07 vs. 1Q '06	Signed Leases 1Q '07 vs. 1Q '06	Turnover 1Q '07	Turnover 1Q '06
Baltimore	7%	8%	8%	8%
Boston	15%	27%	10%	6%
Chicago	-8%	-7%	9%	10%
Florida	9%	46%	12%	11%
Hudson Valley	2%	-17%	7%	10%
Long Island	6%	9%	8%	9%
Maine	11%	-6%	11%	11%
New Jersey	10%	27%	9%	7%
Philadelphia	-2%	-2%	9%	9%
Washington	5%	12%	9%	9%
Total Core	4%	7%	9%	9%

Bad Debt as % of Rent - Core

1Q '07	1Q '06
0.87%	0.64%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	1Q '07 Actual	1Q '06 Actual	Variance	% Variance
Rent	$ 102,958	$ 100,690	$ 2,268	2.3%
Utility recovery	5,534	1,821	3,713	203.9%
Rent including recoveries	108,492	102,511	5,981	5.8%
Other income	4,455	4,240	215	5.1%
Total income	112,947	106,751	6,196	5.8%
Operating & maintenance	(49,965)	(50,386)	421	0.8%
Net Core NOI	$ 62,982	$ 56,365	$ 6,617	11.7%
Occupancy %	94.4%	94.7%	-0.3%	
Weighted Avg Rent	$ 1,088	$ 1,059	$ 30	2.8%

Operating Expense Detail - Core Properties
($ in thousands)

	1Q '07 Actual	1Q '06 Actual	Variance	% Variance
Electricity	$ 1,780	$ 1,754	$ (26)	-1.5%
Gas	9,555	9,903	348	3.5%
Water & sewer	3,120	2,884	(236)	-8.2%
Repairs & maintenance	4,986	5,494	508	9.2%
Personnel expense	10,333	9,400	(933)	-9.9%
Site level incentive compensation	519	569	50	8.8%
Advertising	1,078	1,091	13	1.2%
Legal & professional	391	456	65	14.3%
Office & telephone	1,489	1,507	18	1.2%
Property insurance	1,735	2,086	351	16.8%
Real estate taxes	10,413	10,481	68	0.6%
Snow	585	466	(119)	-25.5%
Trash	674	675	1	0.1%
Property management G & A	3,307	3,620	313	8.6%
Total Core	$ 49,965	$ 50,386	$ 421	0.8%

Discontinued Operations
(\$ in thousands)

The operating results of discontinued operations are summarized as follows for the quarters ended March 31, 2007 and 2006:

	2007	2006
Revenues:		
Rental income	\$ 39	\$ 19,972
Property other income	41	1,894
Total revenues	80	21,866
Operating and maintenance	(23)	12,553
Interest expense	-	2,577
Depreciation and amortization	-	2,380
Total expenses	(23)	17,510
Income from discontinued operations before minority interest	103	4,356
Minority interest in operating partnership	(30)	(1,515)
Income from discontinued operations	\$ 73	\$ 2,841

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price	Wgtd. Avg. Price Per Unit
2007 Acquisitions							
The Townhomes of Beverly	Boston	MA	2/15/2007	204	5.8%	$36.4	$178,598
Jacob Ford Village	New Jersey	NJ	2/15/2007	270	5.5%	$26.7	$98,811
Fox Hall Apartments	Baltimore	MD	3/28/2007	720	5.7%	$62.2	$86,436
			Total YTD	**1,194**	**5.7%**	**$125.3**	**$104,981**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price	Wgtd. Avg. Price Per Unit
2006 Acquisitions							
Highland House	Boston	MA	5/31/2006	172	6.3%	$17.9	$104,006
Liberty Place	Boston	MA	6/6/2006	107	6.6%	$14.9	$139,178
The Heights at Marlborough	Boston	MA	9/7/2006	348	6.0%	$48.9	$140,557
The Meadows at Marlborough	Boston	MA	9/7/2006	264	6.4%	$34.2	$129,402
Heritage Woods	Baltimore	MD	10/4/2006	164	7.2%	$14.0	$85,622
Topfield Apartments	Baltimore	MD	10/4/2006	156	6.7%	$18.4	$117,891
The Coves at Chesapeake	Baltimore	MD	11/20/2006	469	5.7%	$67.0	$142,949
Mount Vernon Square	NoVA/DC	VA	12/27/2006	1,387	7.4%	$144.8	$104,375
			Total YTD	**3,067**	**6.7%**	**$360.1**	**$117,411**

		Total 2007 and 2006 Acquisitions		**4,261**	**6.4%**	**$485.4**	**$113,928**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
capital expenditures

Summary Of Recent Sales

($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2007 Sales							

No sales have taken place during the first quarter of 2007

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2006 Sales							
Fairmount & Kensington	New Jersey	NJ	4/5/2006	92	4.0%	$9.2	$99,478
Detroit Portfolio (19 properties)	Detroit	MI	6/29/2006	5,046	8.3%	$228.8	$45,334
Upstate Portfolio (18 properties)	Upstate NY	NY	12/6/2006	4,567	7.2%	$257.4	$56,364
			Total YTD	**9,705**	**7.6%**	**$495.3**	**$51,038**
			Total 2007 and 2006 Sales	**9,705**	**7.6%**	**$495.3**	**$51,038**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2006	As of 12/31/2006	12/31/2006 % of Units	Net Acquired/ Developed in 2007	As of 3/31/2007	Current % of Units
Suburban Washington	**DC**	1,387	9,579	25.92%	0	9,579	25.10%
Suburban New York City	**NY/NJ**	-92	8,340	22.57%	270	8,610	22.56%
Baltimore	**MD**	790	6,632	17.95%	720	7,352	19.27%
Philadelphia	**PA**	87	6,035	16.33%	12	6,047	15.85%
Chicago	**IL**	0	2,242	6.07%	0	2,242	5.88%
Boston	**MA**	891	2,143	5.80%	204	2,347	6.15%
Florida	**FL**	0	836	2.26%	0	836	2.19%
Portland	**ME**	72	715	1.93%	0	715	1.87%
Dover	**DE**	0	432	1.17%	0	432	1.13%
Detroit	**MI**	-5,046	0	0.00%	0	0	0.00%
Upstate New York	**NY**	-4,567	0	0.00%	0	0	0.00%
Total		**-6,478**	**36,954**	**100.0%**	**1,206**	**38,160**	**100.0%**

Debt Summary Schedule

<u>FIXED</u>

PROPERTY		LENDER	RATE (%)	BALANCE	MATURITY DATE	YEARS TO MATURITY
Seminary Towers - 1st		Wachovia Bank	8.220	$ 1,527,328	06/25/07	0.24
Seminary Towers - 2nd		Wachovia Bank	8.400	478,787	06/25/07	0.24
Seminary Towers - 3rd		Wachovia Bank	5.350	15,469,821	06/25/07	0.24
Seminary Towers - 4th		Wachovia Bank	5.390	10,000,000	06/25/07	0.24
Southern Meadows	(1)	KeyBank RE Cap	7.250	18,583,561	07/11/07	0.28
Courtyards Village	(1)	Berkshire Mtg-Freddie	6.670	4,674,655	08/01/07	0.34
Royal Gardens Apts. - 1st		M&T Realty - Freddie Mac	4.900	30,200,754	11/01/07	0.59
Royal Gardens Apts. - 2nd		M&T Realty - Freddie Mac	4.550	1,420,155	11/01/07	0.59
Fenland Field		Prudential-Fannie Mae	5.050	11,818,621	12/01/07	0.67
Home Properties of Newark		Prudential-Fannie Mae	4.840	16,182,437	12/01/07	0.67
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.050	20,602,164	12/01/07	0.67
Cypress Place		Reilly - Fannie Mae	7.130	5,960,028	01/01/08	0.76
The Landings - 2nd		CharterMac-Fannie Mae	6.740	3,546,445	01/01/08	0.76
The Landings -1st		CharterMac-Fannie Mae	6.930	8,880,503	01/01/08	0.76
Virginia Village		Wachovia - Svcr	6.910	8,724,024	01/01/08	0.76
Cambridge Village - 1st	(1)	North Fork Bank	5.960	2,500,333	03/01/08	0.92
Cambridge Village - 2nd		North Fork Bank	5.250	538,497	03/01/08	0.92
Yorkshire Village	(1)	North Fork Bank	5.810	1,430,784	03/01/08	0.92
Racquet Club South		NorthMarq - Freddie	6.980	2,772,937	07/01/08	1.25
Westwood Village - 1st	(1)	M and T Bank	5.940	15,063,377	10/31/08	1.59
Stone Ends		Prudential-Fannie Mae	4.530	22,703,113	11/01/08	1.59
Westwood Village - 2nd	(1)	M and T Bank	5.940	848,190	11/01/08	1.59
Westwood Village - 3rd		M and T Bank	5.550	17,387,866	11/01/08	1.59
Golf Club Apartments		ARCS - Fannie	6.585	15,284,290	12/01/08	1.67
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,614,126	01/01/09	1.76
Heritage Square		CharterMac-Fannie	5.150	6,259,247	07/01/09	2.25
Blackhawk		M&T Realty - Freddie Mac	5.060	13,204,853	12/01/09	2.67
William Henry		NorthMarq - Freddie	5.310	22,446,368	12/01/09	2.67
Braddock Lee		Prudential-Fannie Mae	4.575	21,138,462	01/01/10	2.76
Elmwood Terrace		CharterMac-Fannie Mae	5.300	20,955,860	01/01/10	2.76
Glen Manor		Prudential-Fannie Mae	5.065	5,768,797	01/01/10	2.76
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	11,133,914	01/01/10	2.76
Lakeview		Prudential-Fannie Mae	4.575	8,601,034	01/01/10	2.76
Pleasure Bay		Prudential-Fannie Mae	4.575	14,952,700	01/01/10	2.76
Ridley Brook		Prudential-Fannie Mae	4.865	9,615,069	01/01/10	2.76
Sherry Lake		GMAC - Freddie Mac	5.180	19,360,781	01/01/10	2.76
Windsor Realty		Prudential-Fannie Mae	4.575	4,629,916	01/01/10	2.76
Bayview/Colonial		M&T Realty - Freddie Mac	4.950	11,439,768	03/01/10	2.92
East Winds Apartments		M&T Realty - Freddie Mac	4.990	6,496,888	03/01/10	2.92
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	3.09
Cider Mill - 1st	(1)	Deutsche Bank - Freddie	4.720	42,703,133	10/01/10	3.51
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	18,038,807	10/01/10	3.51
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	3.51
The Heights at Marlborough	(1)	Deutsche Bank - Freddie	5.420	23,341,951	10/01/10	3.51
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	3.51
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	3.76
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	3.76
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	3.76
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	3.76
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	3.76
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	19,089,072	03/01/11	3.92
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	21,216,543	04/01/11	4.01
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,350,104	04/01/11	4.01
Timbercroft Townhomes 1 - 1st		GMAC - HUD	8.500	455,854	05/01/11	4.09
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	21,417,373	08/01/11	4.34
Lake Grove - 1st		Prudential-Fannie Mae	6.540	25,814,974	12/01/11	4.67
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	11,098,283	12/01/11	4.67
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	89,412,008	01/01/12	4.76
Multi-Property Notes Pay		Seller Financing	4.000	415,831	02/01/12	4.84
Timbercroft III - 1st		GMAC - HUD	8.000	665,156	02/01/12	4.84
Castle Club Apartments		NorthMarq - Freddie	7.080	6,606,027	05/01/12	5.09
Gateway Village		Prudential-Fannie Mae	6.885	6,844,157	05/01/12	5.09
The Colonies		Prudential-Fannie Mae	7.110	20,231,047	06/01/12	5.18
Carriage Hill - NY		M&T Realty - Freddie Mac	6.850	5,666,856	07/01/12	5.26
Cornwall Park		M&T Realty - Freddie Mac	6.830	5,476,848	07/01/12	5.26
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,897,108	07/01/12	5.26
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,193,563	07/01/12	5.26
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,760,134	07/01/12	5.26
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,769,019	07/01/12	5.26
Woodholme Manor		Prudential-Fannie Mae	7.165	3,683,420	07/01/12	5.26
Regency Club - 1st	(1)	CharterMac-Fannie Mae	4.840	18,272,123	10/01/12	5.51
Regency Club - 2nd		CharterMac-Fannie Mae	4.950	7,712,673	10/01/12	5.51
Liberty Place	(1)	CW Capital- Fannie	5.710	6,432,915	11/01/12	5.59
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,711,784	03/01/13	5.92
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,536,956	03/01/13	5.92
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,324,877	04/01/13	6.01
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	28,934,038	05/01/13	6.09
Morningside		JPMorganChase	6.990	16,879,502	05/01/13	6.09
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	6.42
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	5,114,068	09/01/13	6.43
Falkland Chase		CharterMac-Fannie Mae	5.480	14,061,124	04/01/14	7.01
Wellington Trace		M&T Realty - Freddie Mac	5.520	25,508,553	04/01/14	7.01
Hawthorne Court		CharterMac-Fannie Mae	5.270	37,046,350	07/01/14	7.26
Curren Terrace		M&T Realty - Freddie Mac	5.360	14,476,091	10/01/14	7.51

PROPERTY		LENDER	RATE (%)	BALANCE	MATURITY DATE	YEARS TO MATURITY
Stratford Greens		North Fork Bank	5.750	32,963,329	07/01/15	8.26
Sayville Commons		M&T Realty - Freddie Mac	5.000	42,566,414	08/01/15	8.34
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	8.68
Cinnamon Run		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	8.76
Peppertree Farm		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	8.76
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	54,013,519	02/01/16	8.85
Devonshire - 1st		Wachovia - Fannie Mae	5.600	39,485,380	04/01/16	9.01
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	9.01
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	9.01
Country Village		CharterMac-Fannie Mae	5.520	19,816,899	06/01/16	9.18
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	10.43
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	10.76
Bonnie Ridge - 1st		Prudential	6.600	14,716,474	12/15/18	11.72
Bonnie Ridge - 2nd		Prudential	6.160	19,001,055	12/15/18	11.72
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,769,588	06/01/19	12.18
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,880,339	06/01/19	12.18
Shakespeare Park		Reilly Mortgage - HUD	7.500	2,258,453	01/01/24	16.77
Bari Manor	(1)	Wachovia (Servicer)	4.440	2,733,790	10/11/28	21.55
Hudson View Estates	(1)	Wachovia (Servicer)	4.500	2,120,777	10/11/28	21.55
Sherwood Townhouses	(1)	Wachovia (Servicer)	4.290	661,887	10/11/28	21.55
Sparta Green	(1)	Wachovia (Servicer)	4.440	1,728,400	10/11/28	21.55
Highland House	(1)	Arbor Comml - Fannie	6.320	6,508,646	01/01/29	21.77
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,704,761	11/01/34	27.61
The Village At Marshfield	(1)	Capstone Realty - HUD	5.950	24,024,936	01/01/42	34.78
WTD AVG - FIXED SECURED			**5.774**	1,868,462,426		**6.05**
VARIABLE SECURED						
Barrington Gardens 30L+165		Wachovia Bank	6.970	4,125,000	03/15/08	0.96
Falkland Chase BMA Index + 1.10		MontCtyHOC-Fannie Mae	4.538	24,695,000	10/01/30	23.52
WTD AVG - VARIABLE SECURED			**4.886**	28,820,000		**20.29**
WTD AVG - TOTAL SECURED DEBT			**5.761**	1,897,282,426		**6.27**
FIXED RATE UNSECURED - EXCHANGEABLE SENIOR NOTE						
EXCHANGEABLE SENIOR NOTE			4.125	200,000,000	11/01/26	19.60
VARIABLE UNSECURED - LINE OF CREDIT						
LINE OF CREDIT		M and T Bank et. al.	6.070	92,500,000	09/01/08	1.42
Adjusts Daily 30 LIBOR + 75						
WTD AVG - COMBINED DEBT			**5.624**	$ 2,189,782,426		**7.28**

% OF PORTFOLIO - FIXED   98.6%

WTG AVG - TOTAL SECURED DEBT	5.761		6.27
WTD AVG - TOTAL PORTFOLIO	5.624		7.28

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES			
Beechwood Gardens	160	Ridgeview at Wakefield Valley	204
Brittany Place	591	Sherwood House	6
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Brooke at Peachtree	146
Fox Hall Apartments	720	The Colony	783
Gardencrest	696	The Coves at Chesapeake	469
Glen Brook	174	The Sycamores	185
Holiday Square	144	The Townhomes of Beverly	204
Jacob Ford Village	270	Trexler Park West	96
Liberty Commons	120	Wayne Village	275
Maple Tree	84	Woodleaf Apartments	228
Rider Terrace	24		
Total Free and Clear Properties:	**23**	**Units:**	**5,771**

FIXED RATE MATURING DEBT SCHEDULE			
YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2007	149,049,038	5.46	7.01%
2008	106,234,627	5.95	5.65%
2009	46,737,109	5.36	2.49%
2010	303,846,209	5.68	16.20%
2011	275,939,607	6.24	14.74%
2012	190,933,660	5.92	10.17%
2013	166,862,700	6.13	8.91%
2014	91,551,092	5.39	4.88%
2015	86,488,458	5.35	4.61%
2016	309,498,782	5.43	16.54%
2017 - 2042	168,306,923	5.98	8.80%
TOTAL	**1,868,462,426**	**5.77**	100.00%

NAV calculation as of March 31, 2007

($ in thousands, except per share)

The calculation below is attempting to arrive at a cap rate that realistically reflects the value of each property on a stand alone basis. The cap rate is further adjusted for debt costs as more fully explained in footnote 1 below. The published NAV does not consider M & A activity, privatization premiums or any other issues in the marketplace which might reduce the Company's overall cap rate, resulting in an increased NAV.

Nominal Cap Rate (after 3% G & A, before capital expenditures) [1]	**5.95%**
1st QTR 2007	
Rent	115,738
Property other income	10,786
Operating & maintenance exp. (incl property mgt. G&A allocation)	(55,862)
Property NOI	70,662
Adjustment for 1st QTR acquisitions	1,267
Effective 1st QTR "run rate"	71,929
Annualized (for 1st qtr seasonality) **23.9%**	300,957
NOI growth for next 12 months @ **4.0%**	12,038
Adjusted NOI	312,996
Real estate value using above cap rate	5,260,433
Balance sheet	
Cash	6,191
Construction in progress at book value	48,334
Other assets	78,297
Less:	
Deferred charges	(13,020)
Intangible	(471)
Gross value	5,379,764
Less liabilities & perpetual preferred stock	(2,267,779)
Net Asset Value	**$ 3,111,985**
Per share/unit - fully diluted, outstanding at end of qtr	$ 66.51
46,787.0 shares (000's)	

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
Townhomes of Beverly	204	Boston	$ 36,434	2/15/2007	5.8%	528	45	258
Jacob Ford Village	270	New Jersey	$ 26,680	2/15/2007	5.5%	367	45	179
Fox Hall Apartments	720	Baltimore	$ 62,234	3/28/2007	5.7%	887	86	829
						-		-
								$ 1,267

Reconciliation to financial statements:	Rent	Other Income	O & M Expense	
Per financial statement	115,738	10,786	(55,862)	
Add back properties classified as discontinued operations still wholly owned at March 31, 2007	-	-	-	
Proper run rate before acquisitions	115,738	10,786	(55,862)	

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 5.70%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 25 basis points are added to arrive at above cap rate.

Recurring Capital Expenditure Summary

Effective January 1, 2007, the Company has updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the proper amount is $760 per apartment unit compared to $525 which had been used since 2001. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$ 1,368	10	$ 137	$ 5	$ 142
Blinds/shades	135	3	45	6	51
Carpets/cleaning	840	4	210	97	307
Computers, equipment, misc.[4]	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	3	28	1	29
Flooring	250	7	36	-	36
Furnace/air (HVAC)	765	24	32	43	75
Hot water heater	260	7	37	-	37
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	540	15	36	-	36
Pool/exercise facility	105	16	7	23	30
Windows	1,505	28	54	-	54
Miscellaneous [6]	555	15	37	40	77
Total	$ 8,427		$ 760	$ 590	$ 1,350

(1) Estimated weighted average actual physical useful life of the expenditure capitalized.
(2) This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
(3) These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $760 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.
(4) Includes computers, office equipment/ furniture, and maintenance vehicles.
(5) The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.
(6) Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three-month period ended March 31, 2007 approximately $190 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended March 31, 2007
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New buildings	$ -	$ -	$ 410	$ 11	$ 410	$ 11
Major building improvements	1,189	31	1,400	38	2,589	69
Roof replacements	222	6	-	-	222	6
Site improvements	399	11	641	17	1,040	28
Apartment upgrades	1,216	33	2,492	67	3,708	100
Appliances	882	24	-	-	882	24
Carpeting/flooring	2,284	62	4	-	2,288	62
HVAC/mechanicals	640	17	1,359	37	1,999	54
Miscellaneous	223	6	707	19	930	25
Totals	$ 7,055	$ 190	$ 7,013	$ 189	$ 14,068	$ 379

(a) Calculated using the weighted average number of units outstanding, including 33,683 core units, 2006 acquisition units of 3,067, and 2007 acquisition units of 380 for the three months ended March 31, 2007 and 33,683 core units for the three months ended March 31, 2006.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended March 31, 2007
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 6,439	$ 191	$ 6,399	$ 190	$ 12,838	$ 381
2007 Acquisition Communities	33	87	-	-	33	87
2006 Acquisition Communities	583	190	614	200	1,197	390
Sub-total	7,055	190	7,013	189	14,068	379
2007 Disposed Communities	-	-	-	-	-	-
2006 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	1,034	-
	$ 7,055	$ 190	$ 7,013	$ 189	$ 15,102	$ 379

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 3/31/2007	Quarter 3/31/2006	Change
Net Operating Income	$ 62,982	$ 56,365	11.7%
Less: Non-recurring Cap-ex @ 6%	(384)	-	-
Adjusted Net Operating Income	$ 62,598	$ 56,365	11.1%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of March 31, 2007
($ in thousands)

	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:								
Trexler Park West Allentown, PA	216	$ 25,900	$ 119.9	$ 15,253	3Q 05	3Q 06	4Q 08	40.7%
Pre-construction:								
1200 East West Highway Silver Spring, MD	247	74,000	299.6	13,360	2Q 07	2009	2009	NA
Huntington Metro Alexandria, VA	421	123,000	292.2	33,740	2Q 07	2009	2010	NA
Falkland North Silver Spring, MD	1,020	306,000	300.0	922	2009	2011	2012	NA
Totals	1,904	$ 528,900	$ 277.8	$ 63,275				

2007 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2007 compared to 2006 based on NAREIT definition					
FFO per share - **2007** guidance per NAREIT definition	$0.726	$.81 -$.84	$.84 - $.87	$.80 - $.83	$3.18 - $3.27
Midpoint of guidance	$0.726	$0.825	$0.855	$0.815	$3.22
FFO per share - **2006** actual per NAREIT definition	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	14.2%	-1.4%	3.4%	6.3%	4.9%
2007 compared to 2006 based on "Operating FFO"					
FFO per share - **2007** Operating FFO	$0.766	$.81 -$.84	$.84 - $.87	$.80 - $.83	$3.22 - $3.31
Midpoint of guidance	$0.766	$0.825	$0.855	$0.815	$3.26
FFO per share - **2006** Operating FFO	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	20.4%	-1.4%	3.4%	6.3%	6.2%

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. Following the NAREIT definition creates certain noise in 2007 due to the redemption of the 9.0% Series F Preferred Stock. The $1.9 million in issuance costs originally incurred in 2002 were recorded as a reduction to shareholders' equity. Upon redemption in the first quarter of 2007, the $1.9 million is reflected as a reduction from both net income available to common shareholders and Funds From Operations available to common shareholders. Operating FFO for the year will exceed the results as measured under the NAREIT definition by approximately four cents per share in 2007 as this $1.9 million is added back for Operating FFO purposes.

		Actual First Quarter	Unchanged from February, 2007			
			Second Quarter	Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:						
Same store revenue growth	see notes (1) & (2)	5.8%	5.1%	4.2%	4.8%	5.0%
Same store expense growth	see notes (3) & (4)	-0.8%	10.0%	3.4%	4.8%	4.1%
Same store NOI growth		11.7%	1.9%	4.7%	4.8%	5.6%
Same store **2007** physical occupancy		94.4%	94.9%	95.0%	94.7%	94.8%
Same store **2006** physical occupancy		94.7%	95.0%	94.6%	94.3%	94.7%
Difference in occupancy		-0.3%	-0.1%	0.4%	0.4%	0.1%

Annual growth by region (as originally published in February, 2007)

	2006	2007 Same Store Growth Projection		
	% of NOI	Revenue	Expenses	NOI
Florida	2.1%	6.5%	7.7%	5.5%
Washington, DC	26.0%	5.0%	4.2%	5.6%
Philadelphia	16.1%	5.3%	5.0%	5.6%
Baltimore	16.4%	4.6%	4.0%	5.0%
New Jersey/Long Island/Hudson Valley	28.2%	4.9%	5.9%	4.2%
Boston	5.6%	4.2%	5.0%	3.7%
Chicago	4.0%	4.0%	5.3%	2.6%
Misc	1.6%	N/A	N/A	N/A
Total	100.0%	5.1%	5.4%	4.9%

2007 Earnings Guidance

No changes have been made to these footnotes for the second through fourth quarters since originally published in February, 2007

(1) Rental rates are projected to increase 3.6%. Concessions are projected to increase slightly as we continue to roll out the heating cost recovery program, reducing net rental income 0.3%, and occupancies are expected to pick up 0.1% for the year, resulting in 3.4% rental revenue growth.

(2) Property other income is expected to increase substantially year over year, increasing the 3.4% rental revenue growth to 5.1% total revenue growth. The items driving this increase are a **$0.8 million marginal increase in water and sewer recovery revenue and a $7.8 million marginal increase in heating cost recovery revenue from our utility recovery initiatives.** The total water and sewer recovery revenue projected for 2007 is $7.2 million, compared to $6.4 million in 2006. The total heating cost recovery revenue projected for 2007 is $10.0 million, compared to $2.2 million in 2006.

The water and sewer portion is not affected significantly by seasonality and we expect a consistent revenue stream each quarter. The heating cost reimbursement revenue will be much higher in the winter months, and accordingly lower in the warmer months, so this will create a certain "lumpiness", but will match up better with our period of higher costs. The breakdown by quarter for both types of reimbursement is as follows:

	2007 (in thousands)				
	Actual	**Unchanged from February, 2007**			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
Water & sewer recovery	$ 2,000	$ 1,800	$ 1,800	$ 1,800	$ 7,400
Heating costs recovery	3,500	2,700	1,100	2,200	9,500
	$ 5,500	$ 4,500	$ 2,900	$ 4,000	$ 16,900

	2006 (in thousands)				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
Water & sewer recovery	$ 1,400	$ 1,600	$ 1,700	$ 1,700	$ 6,400
Heating costs recovery	300	300	400	1,200	2,200
	$ 1,700	$ 1,900	$ 2,100	$ 2,900	$ 8,600

(3) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2006
Electricity	4%	5.8%
Natural gas heating costs	13%	13.1%
Water and sewer	7%	1.7%
Repairs and maintenance	16%	4.3%
Total personnel costs	23%	5.7%
Real estate taxes	24%	3.0%
Property insurance	5%	18.8%
	92%	

The cost per decatherm for natural gas is estimated to go down 5% in 2007, but we will have a difficult comparison to 2006 for usage, as both the first quarter and fourth quarter of 2006 were unseasonably warm.

Higher costs for health insurance are increasing the personnel line for 2007.

Not unlike all other real estate companies, insurance costs have continued to climb due to catastrophe rate increases and higher reinsurance rates.

(4) The unusual spike in expenses in the second quarter is attributed to a number of reasons. Natural gas costs are expected to average 13% higher for the year as a whole, but for the second quarter are expected to be 40% higher ($1.2 million). In 2006, we had a substantial amount of gas contracts at a variable rate in the second quarter at rates substantially lower than the fixed rates in place for 2007. In addition, we received a $0.6 million refund for real estate taxes from a successful tax assessment appeal in 2006 that will not be repeated in 2007.

2007 Earnings Guidance

(5) G & A costs are expected to decrease 6.5%. The run rate is projected as follows:

	Actual First Quarter	Unchanged from February, 2007			
		Second Quarter	Third Quarter	Fourth Quarter	Year
	$5.5 million	$5.8 million	$5.1 million	$5.1 million	$21.5 million

One of the larger contributors to the reduction is the retirement as an employee of Norman Leenhouts. He remains Co-Chairman of the Board, but will no longer receive a salary or equity benefits as an employee. The run rate above includes $1.1 million for the Development Department, which is ramping up staff to handle future development projects. This compares to $0.5 million in 2006.

(6) Interest and dividend income is expected to have a run rate of approximately $50 thousand per quarter. The first quarter is projected to be substantially higher at $0.6 million as we ended the year with invested cash on hand from the sale of the Upstate New York Portfolio.

(7) Other income is expected to average approximately $75 thousand per quarter after the first quarter which is estimated to be $0.8 million. The higher level in the first quarter includes a post-closing consulting agreement from the Upstate NY sale. In addition, a third party management contract is assumed to terminate as the Company is in negotiations to purchase the underlying real estate.

	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(8) Acquisition pace (cap rate avg of 6.1% assumed)	$125 million	$40 million	$70 million	$65 million	$300 million
(9) Disposition pace (cap rate of 6.5% assumed)	$0 million	$0 million	$50 million	$0 million	$50 million